

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 24, 2017

George P. Farley
Chief Executive Officer
Applied Energetics, Inc.
2480 W Ruthrauff Road, Suite 140Q
Tucson, AZ 85705

> **Re:** **Applied Energetics, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 27, 2017**
> **File No. 333-217513**

Dear Mr. Farley:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide all applicable undertakings required by Item 512 of Regulation S-K.

2. Please note that we may have comments on the legal opinion once filed. Please understand that we will need adequate time to review the opinion before effectiveness.

Prospectus Cover Page, page 2

3. Please disclose here and in the selling shareholders section on page 32 the number of shares subject to the 180-day lockup.

4. Please update your financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

Planned Research and Development Activities, page 9

5. We note from your disclosure on page 5 that you have developed a comprehensive research and development program and commenced R&D activities in April, 2017, which is the basis for your concluding that you are no longer a shell company. Please discuss your plans regarding research and development in greater detail and if necessary reconcile the costs to complete these activities with the contemplated proceeds from the offering and other sources of financing.

Legal Proceedings, page 18

6. Please tell us if any of the shares being offered for resale by selling shareholders are subject to the plaintiff's request for disgorgement under the complaint. If so, please add risk factor disclosure to briefly discuss this complaint and the risks related to an adverse outcome in connection with the legal proceedings, to the extent that this may pose a material risk to your securities, you, or investors.

Executive Compensation, page 30

7. We note from the Schedule 13D filed on April 5, 2016 that Mr. Farley accepted delivery of 20 million shares on March 25, 2016 in payment for providing services to you for the value of $20,000. Please provide the disclosure regarding these shares as executive compensation as required by Item 402 of Regulation S-K. In addition, please provide the disclosure in the Securities Ownership of Certain Beneficial Owners and Management section on page 30 as required by Item 404 of Regulation S-K. Finally, please update the Recent Sales of Unregistered Securities section on page 40 to disclose the consultants and individuals that received the 55 million shares of stock in exchange for services in March 2016. In the alternative tell us why disclosure is not required by these provisions.

Selling Stockholders, page 32

8. We note that some selling shareholders are legal entities and it appears that material relationships may have existed between certain selling shareholders and the company. If any person or persons who have control over the legal entities listed in your selling shareholders table have had a material relationship with you or any of your predecessors or affiliates within the past three years, please identify such person and disclose any material relationships between the person or persons and the company. Refer to Item 507 of Regulation S-K and Compliance and Disclosure Interpretation 140.02.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact John Stickel at (202) 551-3324 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor
Office of Transportation and Leisure

cc: Mary P. O'Hara, Attorney at Law